July 30, 2012

VIA EDGAR AS CORRESPONDENCE

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, DC 20549
Attn: Matthew Crispino, Staff Attorney

Re:	MGT Capital Investments, Inc. Registration Statement on Form S-3 (the “Registration Statement”) Filed on June 22, 2012 No. 333-182298

Dear Mr. Crispino:

In connection with the response letter filed today on behalf by our counsel, Gersten Savage LLP, I would like to confirm the following on behalf of MGT Capital Investments, Inc. (the “Company”) with respect to the filing of the Registration Statement filed on June 22, 2012 (the “Filing”).

The Company acknowledges the following:

•     the Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

•     staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing; and

•     the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

MGT CAPITAL INVESTMENTS, INC.

By:	/s/ Robert Ladd
Robert Ladd
Chief Executive Officer and President